Exhibit 99.1
CHINA ENTERPRISES LIMITED ANNOUNCES AGREEMENT RELATING TO
SALE OF CERTAIN ASSETS TO CZ TIRE HOLDINGS LIMITED
HONG KONG. November 21, 2011. China Enterprises Limited (“China Enterprises” or the “Company”; Pink Sheets: CSHEF.PK) today announced that it has entered into a definitive agreement (the “Agreement”) with CZ Tire Holdings Limited (“CZ”). The Agreement provides for the sale of all of the Company’s ownership interests in Hangzhou Zhongce Rubber Company Limited (“Hangzhou”) to CZ. The purchase price being paid by CZ is RMB600,000,000 or approximately US$94.39 million in cash.
The transaction is being effected through the purchase by CZ of all of the entire issued share capital of China Tire Enterprises Limited, a wholly owned subsidiary of the Company. China Tire Enterprises Limited’s sole asset is the 26% interest in the registered capital of Hangzhou. Hangzhou is incorporated in the People’s Republic of China and its principal subsidiaries are mainly engaged in the manufacture and sale of rubber tires, tire rubber, carbon powder, and other materials related to the manufacture of rubber tires.
The parties to the transaction anticipate that the transaction will close on or before December 13, 2011.
Following the sale of its ownership interest in Hangzhou, the Company’s assets will consist primarily of the cash that it receives in connection with the sale described above and certain investments in financial assets. The board of directors and management of the Company are actively considering all alternatives available for the use of the cash received in connection with the above described transaction.
About China Enterprises and Forward Looking Statements
Based in Hong Kong, China Enterprises Limited is a Bermuda corporation that historically has invested in China-based companies engaged in the sales and manufacturing industry together with financial assets. This press release contains forward-looking statements that involve risks, uncertainties, and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of the Company and its subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction and the consideration to be received in the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals, if any; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties, and assumptions include the possibility that the transaction may not be timely completed, if at all and that the Company may not be able to identify suitable opportunities for the investment of the proceeds from the contemplated transaction. Additional risks are described in the Company’s SEC reports. The Company assumes no obligation and does not intend to update these forward-looking statements.